December 29, 2004

Mail Stop 0407

Rafeh Hulays
President
Netfone, Inc.
Suite 1108 - 1030 West Georgia Street
Vancouver, BC V6E 2Y3

      RE:	Netfone, Inc.
		Registration Statement on Form SB-2
      Filed December 1, 2004

Dear Mr. Hulays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form SB-2

1. Footnote 2 to the registration fee table indicates that the "last sale price" on August 31, 2004 was used to calculate the proposed maximum offering price. Given that your common stock is not traded on any market, please clarify that the "sale price" is the price used for the August 31, 2004 Regulation S offering. We also note that you rely on Rule 457(c) to calculate the registration fee. That particular subsection is intended for securities that already have an existing trading market. Given that your securities are not publicly traded, please revise to refer to the appropriate subsection of Rule
457.

Outside Front Cover Page
2. We note that your common stock is not traded on any market and that you have not applied for any listing or quotation. Please clarify whether a primary purpose of this offering is to become a public company in order to facilitate the trading of your stock on the National Association of Securities Dealers Inc.`s OTC Bulletin Board upon effectiveness of this registration statement..."
3. Based on your existing disclosure, the common shares registered for resale are being offered at a fixed price of $0.05 per share. However, on page 14, you indicate the selling shareholders may sell the shares "at prevailing market prices at the time of the sale, at varying prices or at negotiated prices." If your intent is to offer the shares at a fixed price until the shares are traded on a public market such as the OTC Bulletin Board (at which point, the shares would be sold at the prevailing market price), then please clearly indicate this intent on the cover page.
4. The information on the outside front cover page should be limited to disclosure required by Item 501(a) of Regulation S-B or otherwise material to an investment decision. Accordingly, please consider the following comments:
* delete the reference to Netfone as "a Nevada Corporation;" and
* move the statement regarding underwriter status of brokers and dealers to another part of the prospectus.
  	Risk Factors, page 6

We have been unable to fund our operations with internally
generated
funds..., page 6
5. You state in this risk factor that during the fiscal year ended September 30, 2005, you will need $165,000 to fund the development of
your business and $144,000 to fund operations.   Furthermore, you
state that it is unlikely that you will generate any material funds internally in the near future. Please reconcile these financial needs and your inability to generate revenues with the statement in the following risk factor that you anticipate the need to raise only
$50,000 in financing during the fiscal year ended September 30, 2005.

The loss of Rafeh Hulays or any of the present directors..., page
7
6. The risks discussed here appear to be the same as those discussed under the subheading "We need to retain key personnel..." on page 8.
Please consider combining these two risk factors into one discussion.
In addition, it appears from page 27 that you have only one employee
(presumably Mr. Hulays). Therefore, the identities of "executive officers" or "key employees," other than Mr. Hulays, are unclear. Please revise so that the identities of these "key employees" are disclosed.
7. We note that Mr. Hulays is your only executive officer. We also note from his biographical information that he does not have financial accounting experience yet he is serving as the Company`s principal accounting officer. Consideration should be given to including a risk factor highlighting the risk of a public company not employing a experienced chief financial or chief accounting officer.
Indicate whether your independent auditor has expressed any concern in a management letter about this.

The VoIP telephony market is subject to rapid technological change..., page 7
8. Please clarify the nature of the "VoIP platforms" provided by your vendors.
We are a small company with limited resources..., page 8
9. The risks discussed here appear to be the same as those discussed under the subheading "Intense competition in the markets..." on pages
9-10. Please consider combining these two risk factors into one discussion.

We rely on subcontractors..., page 9
10. Please describe in greater detail the services provided by your subcontractors, your current arrangements with these subcontractors, and how your dependence on the subcontractors poses a risk to your business.

   We will rely on third party network service providers..., page
9
11. Please describe in greater detail the nature of your dependence on third party network service providers, including how your technology "interface" with these providers.

If we do not develop and maintain successful partnerships for VoIP telephony..., page 10
12. Please refer to the last two sentences of this discussion. Please elaborate on the reasons why you may not be able to develop the partnerships described in this discussion or why you may not be able to capitalize on these partnerships.

The failure of IP networks to meet the reliability..., page 10
13. Your current discussion does not describe the risks clearly. Is the risk that emerging broadband IP networks do not currently, and may not ever, meet reliability and quality standards comparable to those of circuit-switched telephony networks? Please revise.



Future legislation or regulation of the internet..., page 10
14. Please refer to the last two sentences of this discussion.
Please clarify how the absence of 911 service relates to the risks posed by future legislation.

Sales of a substantial number of shares..., page 12
15. We note your statement that the "selling stockholders may be reselling up to 33% of the issued and outstanding shares of [your] common stock." Given that you are registering 4,000,000 of the 12,000,000 currently outstanding shares, it is unclear how the "33%"
figure was calculated.  Please revise or advise.

Other risks, page 13
16. We note that you have a Canadian subsidiary, Netfone Services, Inc. If you intend on maintaining the majority of your future operations through this subsidiary, consider expanding this risk factor to highlight the possible difficulty of obtaining judgments and attaching assets of a foreign operating subsidiary.

Forward-Looking Statements, page 13
17. Since Private Securities Litigation Reform Act of 1995 does not provide any safe harbor to the Company in connection with this offering, why is it necessary to refer to this fact here? Please delete or advise of its relevance. Furthermore, if the Private Securities Litigation Reform Act of 1995`s protections do not apply, why do you refer to its coverage on page 28 of your MD&A? Please delete this reference too.

Determination of Offering Price, page 14
18. We note your offering price of $0.05 per share is based on the "last sale price of [your] common stock on August 31, 2004." Please clarify whether you are referring to the August 31, 2004 private placement, as described on page 15. If so, it appears that the $0.05 price in that private placement was for units of one common share and two warrants, not just common stock. Accordingly, please clarify how you determined the offering price of $0.05 per share (with a description of the factors considered), as required by Item 505 of Regulation S-B.
19. We note your statement that "we...have not generated any material revenue to date..." As your financial statements indicate, you have not generated any revenue to date. Please clarify. Furthermore, throughout the prospectus, you make forward-looking statements that indicate uncertainty. In many of these instances, these forward-looking statements should be rephrased to reflect a more definite expectation. For example, in MD&A,

* you state that "[w]e have incurred operating losses since inception, and this is likely to continue in the year ended September
30, 2005." This statement should be changed to "[w]e have incurred operating losses since inception, and this will continue in the year ended September 30, 2005."

* you state that "[t]he issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders." This statement should be changed to "[t]he issuance of additional equity securities by us will result in a significant dilution in the equity interests of our current stockholders."

Similar changes should be made throughout the rest of your prospectus, especially in your risk factors section.

Private Placements, page 15

   August 2004 Private Placement, page 15
20. You state here that both the Series A and Series B share purchase warrants expire one year from August 31, 2004. However, Note 4 to the financial statements indicate they expired on August 31, 2004. Please clarify.

Plan of Distribution, page 17
21. We note your reference to "pledgee, donee or other transferee"
of
the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If you are currently aware of any "pledgee, donee or transferee" who intends to use this registration statement, they must be identified and Item 507 information must be provided. Supplementally, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone
Interpretations B.81 and H.3.
22. We note your discussion of the possibility that the selling shareholders will use the registered shares to satisfy the margin requirements of their agreements with brokers. Supplementally, please tell us whether any of the selling shareholders have pledged, or intend to pledge, the registered shares prior to the effectiveness of the registration statement. We may have further comments after reviewing your response.
23. Please refer to the second full paragraph on page 18 ("To the extent required..."). Please note that Form SB-2 does not allow the incorporation by reference of any information. Therefore, please delete the reference to "information" that is "incorporated by reference in this prospectus."


Management, page 19

		Business Experience, page 19
24. To ensure clarity with respect to each officer`s and director`s business experience during the past five years, please disclose the dates for each position held.

Directors and Executive Officers of Netfone, page 19
25. We note that at the outset you will have only two directors. If both do not agree on a corporate governance matter, how will the deadlock be broken? If additional board members are being solicited, you should highlight this fact. Regardless, you should consider including an additional risk factor discussing the corporate governance limitations of having a board of only two members.

Security Ownership of Certain Beneficial Owners and Management,
page
20
26. Please discuss in the Risk Factors section the fact that your officers and directors own approximately 66.66% of the common shares, which gives them significant control over the company. Discuss all risks faced by other shareholders as a result of this control, such as the relative inability of other shareholders to influence the company and its decisions.
27. Please note that under Rule 13d-3(d)(1) of the Exchange Act, a person is deemed to beneficially own securities that he can acquire within 60 days through the exercise of warrants. Please ensure that your beneficial ownership table includes all shareholders who, through their ownership of the Series A and B warrants, beneficially own more than 5% of your voting shares. For example, it appears that
Mr. Dan Perko beneficially owns more than 5% of the voting shares due to his ownership of the common shares underlying the warrants.

Description of Business, page 23
28. Your website (www.netfone.ca) suggests that you provide VoIP service only in certain Canadian metropolitan areas. We also note that your Competitive Factors section on page 25 focuses on the Canadian market. Please indicate, if true, that your VoIP service is available in only certain Canadian markets. Similarly, if you intend to focus initially on only the Canadian markets, you should disclose this information clearly.
29. Please clearly state whether your VoIP service is currently operational. We note from page 6 that you currently do not have any operations and from page 25 that your marketing efforts are currently in the preliminary planning stages. If your service is not currently operational, then indicate, if known, when you expect the service to be operational.
30. We note a press release issued by NewMarket Technology, Inc., dated October 25, 2004, that announces an agreement between Netfone and NewMarket`s subsidiary, Xiptel Communications. According to press release, Xiptel will provide VoIP service to Netfone under the agreement, which is worth $3 million over three years. Supplementally, please tell us the status of this agreement and provide us with copies. If the agreement is in effect, please disclose its material terms in the Form SB-2. Note that Item 601(b)(10) of Regulation S-B requires the filing of any material contract upon which the registrant`s business is substantially dependent. Accordingly, please file the agreement as an exhibit. Finally, if the agreement is in effect, your MD&A section should discuss your financial obligations arising from the agreement and how you intend to meet those obligations.

   Business Development During Last Three Years, page 23
31. Our Current Business, page 23. We note that in order to use your
VoIP service, you will supply a terminal adapter to your customers.
Please indicate whether customers will be charged for this adapter.
If so, please indicate whether this charge will be sufficient to cover your cost in supplying the adapter. If the customers will not pay a charge for the adapter, then please discuss how you will recover the cost of the adapter, if at all. Please also disclose how you will obtain supplies of the adapter. See Item 101(b)(5) of Regulation S-B.
32. Please discuss whether your VoIP service allows customers to place calls only to other users of your service (or another VoIP service). For example, will customers be able to place calls to users of the traditional telephone networks?
33. Please clarify what you mean by "two flavors." If you mean that you will offer two different packages of VoIP services, then briefly describe the differences in the services offered in the two packages.
34. Please briefly describe the pricing structure for your service.
For example, your website indicates that you will charge a monthly fee for the service, with additional fees for certain types of calls.
35. Industry Background, page 23. Please refer to the first full paragraph on page 24 ("As a result of the potential cost savings..."). Please provide supplemental support for the following statements:
* "consumers, enterprises, traditional telecommunication service providers, and cable television providers are viewing VoIP as the future of telecommunications;"
* "VoIP has experienced significant growth in recent years...;"
and
* the listed reasons for such growth.
  Highlight the relevant portions so that we can refer to them more easily.

   Competitive Factors, page 25
36. It is unclear whether you are referring to competition in only the VoIP market or the general voice communication market. Please clarify whether the "incumbent telephone players" referred to in this section are competing in the VoIP telephony market. Please also clarify whether the "similar services" introduced by Primus and Sprint are VoIP services.
37. Please clearly describe your competitive position in the VoIP market and the general voice communication market. Also explain your methods of competition. See Item 101(b)(4) of Regulation S-B.
For
example, do you intend to compete with providers of free VoIP service?

   VoIP Platform, page 25
38. Please clarify what "SIP compliant" means and its importance.
39. Pre-paid Servers, page 25. Please clarify what you mean by "prepaid servers" and "all pre-paid model."

Marketing, page 25
40. Please clarify that "ASP" means "application service providers."
Please ensure that all acronyms or abbreviations are either defined or easily understandable from context.
41. Please refer to page 26. Clarify what you mean by "associating with projects that positively affects people lives." What kinds of associations and projects are being contemplated? Are these projects different from the "community events" described on page 26?

Sales, page 26
42. Please describe in greater detail the nature of the "oversea sales initiative." For example, what countries or areas will be covered by this initiative?
43. Please briefly explain the differences between "vertical ASPs" and "horizontal ASPs."
44. Please explain in greater detail how your service would be offered through service providers (such as ISPs, ASPs, and portals) and value-added resellers. For example, will these providers and resellers receive compensation for offering your service to their customers?


Employees, page 27
45. You indicate that you have only one employee and later indicate that your relations with "our employees" are excellent. Please reconcile.

Management`s Discussion and Analysis or Plan of Operation, page 28

   Review of Operations/ Plan of Operations, page 28
46. Discuss management`s reasons for going public at this time in the
Company`s development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the decision to go public was driven primarily by the demands of their private investors.

Plan of Operation, page 28
47. Item 303(a) of Regulation S-B requires disclosure of your plan of
operations for the next twelve months. Your plan of operations section should describe in reasonable detail what business activities you intend to conduct during this time period. For example, you should describe the steps you intend take to "continue the development of [your] business." Please revise. Consider elaborating on the nature of the "marketing and sales" activities and
"product and development and deployment" mentioned in the table on
page 29.   In addition, please address the following comments:

* Discuss whether management believes that the Company will produce revenues during that period, and if not, when it believes the Company will become operational.

* We note that you will pursue further "product development" over the next twelve months. Please summarize the nature of the "product development" that will be conducted during this period.

* Given your plans for further development of the business, please indicate whether you anticipate a significant change in the number of employees during the next twelve months.
48. Please refer to the second bullet-pointed sentence ("Management fees..."). Please identify the entity to which you paid the management fees. Please disclose any relationship between this entity and the company (and its officers or directors). Finally, please expand the description of the services provided in exchange for the management fees.
49. Please refer to the penultimate sentence of this section ("We intend to continue..."). Clarify what you mean by "network contracts" and "submittal from independent sources." Describe the nature of the opportunities that arise from these "contracts" and "submittal."

Financial Condition, Liquidity and Capital Resources, page 28
50. We note your reference to "shareholder loans" and "borrowing." Please describe in greater detail the material terms of the loans and borrowings, including the amounts, the parties involved, repayment terms, and the maturities. Indicate if these loans and borrowings have been repaid.

Cash Requirements, page 29
51. Please address the following comments regarding your cash requirements:
* We note your statement in the first paragraph that your "current funds will enable [you] to address [your] minimal current and ongoing expenses and continue with the marketing and promotion activity connected with the development and marketing of [your] VOIP products and services." Please elaborate on the nature of the marketing and promotional activities that you can conduct with your current funds.
State how long your current funds will allow you to conduct these "minimal" activities.
* The amount of additional funds needed for the next twelve months is unclear. On page 28, you state that you "anticipate [you] will require $200,000 for the 12 months ending September 30, 2005 to fund
[your] obligations in respect of [your] product development and for
[your] ongoing operational expenses." However, on page 29, you state that "management projects that [you] may require an additional $50,000 to fund [your] ongoing operating expenditures, offering expenses and working capital requirements for the twelve month period ending September 30, 2005." Please reconcile these statements.
* We note that the table on page 29, which lists the estimated funding requirements for fiscal year 2005, contains two columns. Clarify whether one of these columns is intended to disclose the "minimal" expenses, marketing, and promotional costs mentioned in the first paragraph on page 29. If so, it appears that your current available cash ($155,199 as of September 30, 2004) is not sufficient to satisfy these minimal expenditures. Please clarify.
* It appears that the items listed in the left column of the table on page 29 do not add up to the stated total of $162,000. Please revise. In addition, it appears that the total amounts for both columns do not include the $24,000 incurred for expenses related to the current offering. Please revise to clarify that the "Total" amount does not include the $24,000 in offering expenses.
52. Please clarify whether securing additional financing is a condition to your continuation as a going concern. In the penultimate paragraph on page 29 ("There is substantial doubt..."), you state that the continuation of your business is dependent upon "obtaining further financing..." However, in the second paragraph on page 29, you do not list "further financing" as a condition to your ability to continue as a business.

Similarly, please clarify whether maintaining a "break even...level of operations" is sufficient for you to continue as a going concern, as indicated in the second paragraph on page 29. Your discussion in the penultimate paragraph on page 29 indicates that "achieving a profitable level of operations" is needed for the continuation of your business, with no mention of maintaining a "break even" level of operations.

In general, reconcile the disclosure in these two paragraphs with the third paragraph of the "Going Concern" section on page 30 ("The continuation of our business..."). To ensure clarity, consider combining these paragraphs.
53. We note that your August 2004 Regulation S financing has been the extent of your financing to date. Provide more detail as to how these investors were located and who they are.

Application of Critical Accouting Policies, page 30
54. Your disclosure here is a repetition of Note 1 to your financial statements. Such disclosure should supplement, not duplicate, the description of accounting policies required in the notes to the financial statements. Note 1 to the financial statements generally describes the method used to apply an accounting principle while the
MD&A disclosure should discuss management`s analysis of the uncertainties involved in applying a principle at the current time or the variability that is reasonably likely to result from its application over time. Please review SEC Interpretive Release No. 33-8350 (December 19, 2003) located on the SEC`s website at "Interpretations: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations; Release Nos. 33-8350; 34-48960; FR-72; December 19, 2003." The Release clarifies that under the current requirements, you should consider disclosing accounting estimates or assumptions where:
* the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

* the impact of the estimates and assumptions on financial condition or operating performance is material.




Executive Compensation, page 33

   Summary Compensation Table, page 33
55. We note that Netfone entered into a consulting agreement with Mr.
Hulays, its President and Chief Executive Officer. According to the
Consulting Agreement filed as Exhibit 10.1, Mr. Hulays will receive
$3,666 per month for providing unspecified "consulting services" to the company. Supplementally, and with a view towards additional disclosure, please explain to us why the Consulting Agreement should not be viewed as an employment agreement with Mr. Hulays and therefore subject to the disclosure requirements of Item 402(g) of Regulation S-B. Alternatively, please disclose the information required by Item 402(g) of Regulation S-B, including the compensation received by Mr. Hulays, the duration of the agreement, and the nature of his consulting services. Note that your description of the consulting services should be reasonably detailed, including an explanation of how Mr. Hulays` "consulting services" differ from the duties he performs as the company`s officer, director, and sole employee. Consider discussing the company`s reasons for entering into the consulting agreement.

   Directors Compensation, page 33
56. Please quantify the "fixed sum" that directors receive for attendance at each meeting, the "stated salary" that they may receive, and the "compensation" that they receive for attending committee meetings. Note that Item 402(f) of Regulation S-B requires the disclosure of the amounts paid to directors as compensation.

Financial Statements, page 35
57. You state here that the financial statements are "stated in Canadian Dollars." However, the financial statements themselves indicate that they are stated in U.S. dollars. Please clarify.

Recent Sales of Unregistered Securities - Last Three Years, page
38
58. With respect to the June 8, 2004 offering of 5,000,000 common shares, please clarify whether this offering is the same as the one described in Note 9 to the financial statements. If so, please reconcile the differing numbers of shares sold (5,000,000 shares vs.
8,000,000 shares) and amount of consideration received ($5,000 vs. $8,000). If they are separate offerings, then please reconcile the stated number of outstanding shares (12,000,000) with the total number issued through the four offerings described in the registration (20,000,000).

Exhibits, page 39
59. Please file the instrument defining the rights of your common stock. See Item 601(b)(4) of Regulation S-B. Supplementally, provide us with copies of the instruments defining the rights of the
Series A and Series B warrants, e.g. the warrant agreements.

Undertakings, page 39
60. We note that you included the Item 512(i) undertaking. The undertaking is required when the registrant intends to rely upon Rule
430A to omit certain information from a registration statement at the
time of effectiveness.  Since the offering is being priced prior to
effectiveness, please delete this undertaking.
Exhibit 5.1 - Legality Opinion
61. Please refer to the first sentence of penultimate paragraph on page 2 of the Clark, Wilson legality opinion ("We have attorneys..."). We do not object to an opinion of counsel on a jurisdiction in which counsel is not admitted to practice as long as the opinion is not qualified as to jurisdictions. The sentence in question appears to function as an inappropriate jurisdictional qualification by "carving out" the jurisdictions in which counsel is admitted.  Accordingly, please delete the sentence in question.
* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum at (202) 824-5288 or Kyle
Moffatt at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


      			Sincerely,



      			Larry Spirgel
      			Assistant Director



Cc:	William L. MacDonald
	Clark, Wilson



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Netfone, Inc.
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